EXHIBIT-99(a)(5)(ii)

800 Boylston Street

Boston, Massachusetts 02199

February 25, 2003

To Our Stockholders:

Digitas Inc., a Delaware corporation (“Digitas”), is offering to purchase up to 6,426,735 shares of our common stock from existing stockholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal. The purchase price paid by Digitas will be $3.89 per share, net to the seller in cash, without interest. On February 24, 2003, the last trading day prior to the commencement of the tender offer, the closing price of Digitas common stock on the Nasdaq National Market was $3.90 per share.

Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer.

The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

The Board of Directors of Digitas has approved the tender offer. However, neither Digitas nor its Board of Directors nor the dealer manager of the tender offer makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. One director of Digitas and certain major stockholders affiliated with other directors of Digitas have advised Digitas that they intend to tender some of the shares held by them in the tender offer, as more specifically discussed in the Offer to Purchase. The executive officers of Digitas have advised Digitas that they do not intend to tender any shares in the offer.

The tender offer will expire at 5:00 p.m., New York City time, on Tuesday, March 25, 2003, unless extended by Digitas. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Innisfree M&A Incorporated, the information agent of the tender offer, at (888) 750-5834, or Morgan Stanley & Co. Incorporated, the dealer manager of the tender offer, at (800) 223-2440 ext. 5722.

Sincerely,

David W. Kenny

Chief Executive Officer and

Chairman of the Board of Directors